

September 21, 2012

Via E-mail
Anatoly Danilitskiy
Chief Executive Officer
CIS Acquisition Ltd.
89 Udaltsova Street, Suite 84
Moscow, Russia 119607

> **Re: CIS Acquisition Ltd.**
> **Amendment No. 3 to the Registration Statement on Form F-1**
> **Filed September 7, 2012**
> **File No. 333-180224**

Dear Mr. Danilitskiy:

We have reviewed your response to our letter dated June 11, 2012 and have the following additional comments. Please note that page references refer to the marked version of your filing provided by counsel.

Prospectus Cover Page

1. When available, please update the prospectus cover page with the information regarding your listing on NASDAQ.

Potential Disadvantages, page 4

2. Please revise the second paragraph to provide disclosure as of a more recent practicable date.

Post-acquisition tender offer, page 6

3. We note that you may structure the acquisition with a post-acquisition tender offer. Please revise to explain whether you will obtain additional financing to finance the redemption of the Series B Shares in the instances where you do not obtain sufficient conversion of the Series A Shares into Series C Shares and/or you do not have sufficient cash in the trust account after the acquisition. In this regard, please also clarify how you may finance the acquisition before the tender offer. Please revise the Risk Factors section as appropriate.

<u>We are a recently formed blank check company, page 21</u>

4. Please revise the fourth sentence of this risk factor to include disclosure as of a more recent practicable date.

You may contact Juan Migone at (202) 551-3312 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Giovanni Caruso, Esq.
        Loeb & Loeb LLP